

Mail Stop 3720

September 5, 2007

<u>**VIA INTERNATIONAL MAIL AND FAX (011-44-207-705-3609)**</u>
Mr. Jeremy Darroch
Chief Financial Officer
British Sky Broadcasting plc
Grant Way, Isleworth
Middlesex, TW7 5QD, England

      Re: **British Sky Broadcasting Group plc**
            Form 20-F for Fiscal Year Ended June 30, 2007
            Filed July 27, 2007
            File No. 1-13488

Dear Mr. Darroch:

We have reviewed your filing and your letter dated July 6, 2007 have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for Fiscal Year Ended June 30, 2007</u>

<u>Financial and operating review, page 28</u>

1. We note that despite an increase in your revenues and subscriber base, your programming expense in 2007 decreased by 3%. Please expand your disclosure to explain whether you expect this trend to continue or change and the reasons why.

Also, please tell us in more detail how the news and entertainment programming costs decreased as a result of the "playout of older stock in the prior year."

Liquidity and Capital Resources, page 29

2. We note your response to prior comment 2. Please disclose whether you were in compliance with all your borrowing covenants for the periods presented.

1.(g).(i). Acquired and commissioned television programme rights, page 56

3. We note your response to prior comment 9. Please tell us and disclose if the asset and liability incurred under a license agreement is recorded on a gross or present value basis.

18. Trade and other receivables, page 68

4. We note your response to prior comment 3. Please tell us the period of your normal operating cycle for prepayments and why it exceeds one year.

5. Please tell us the nature of the trade receivables for which you recognized an increased provision for impairment in 2007. We note that the provision as a percentage of the gross trade receivables increased significantly over the prior year.

31(3). Derivative accounting, page 84

6. We note your response to prior comment 6. For each hedge relationship in which you rely on matching the critical terms of the hedged item and hedging instrument to test effectiveness under US GAAP, please provide the following information.

   - Identify the hedging instrument, the hedged item and the nature of the risk being hedged. We note your disclosure in the fourth paragraph.

   - Tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedge relationship and on an ongoing basis throughout the hedge period.

   - Tell us if there are any known sources of variability between the hedge and the hedged item that are not perfectly matched. For each hedge relationship with a known source of ineffectiveness, please provide the following information.

     i.   Describe the known source of ineffectiveness.

ii.   Tell us why you believe the hedge relationship is expected to be highly effective.

iii.   Tell us how you analyzed the hedge relationship to determine if the hedges were highly effective and whether you measured the ineffectiveness for all periods.

7. Please refer to the third paragraph. Tell us more in detail the nature of this transaction and why your accounting is appropriate under IFRS and US GAAP. Refer to your basis in the accounting literature.

23. Share capital, pages 129-132

8. We note your response to prior comment 20. Please supplementally confirm to us that the share-based option plans are substantially similar and thus aggregation will satisfy the requirements set forth in paragraphs 44 and 45(a) of IFRS 2. In this regard, we note that certain of the plans contain specific performance targets such as inflation-indexed earnings growth, TSR performance, or performance against operational targets, while some had no performance criteria attached.

*   *   *   *

As appropriate, please amend your filing and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director